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                                                                   Exhibit 10.19

November 30, 2004

Mr. Thomas T. Higgins
90 Carlton Street
Brookline, Massachusetts 02446

Dear Tom:

I am pleased to formally confirm the verbal offer of employment that was extended to you for the position of Executive Vice President and Chief Financial Officer with Caliper Life Sciences, Inc. The position reports directly to me, and I'm really excited that you agreed to join our talented leadership team.

To compensate you for your efforts and achievements in this position, your compensation package will include base salary, bonus opportunity, stock option award, restricted stock units and a comprehensive benefits plan.

The position being offered is classified as exempt. Your base salary will be $10,833.33 paid semi-monthly (equivalent to $260,000.00 per annum). In addition, it is the policy of Caliper to have all employees paid through direct deposit. You will be eligible for a target management bonus of 35% of salary starting 2005. Payment of this bonus program is contingent upon achievement of a combination of corporate metrics and individual goals.

The Board of Directors has approved a stock option grant for you to acquire 100,000 shares of Common Stock of Caliper and a grant of 50,000 restricted stock units, in each case to be awarded upon the start of your employment with Caliper. The price per share for these options will be fixed based on the closing sales price (or closing bid, if no sales are reported) on the last trading day prior to the date of grant. It is our intent to have your grant date be your first day of employment. The shares subject to this option and restricted stock unit grant will vest over a four-year period with 25% of the shares vesting one (1) year from your start date, and thereafter the shares shall vest quarterly at a rate of 1/16th of the shares at the end of each quarter over the remaining three years. This option will be made pursuant to the terms and conditions of Caliper's 1999 Equity Incentive Plan, and will be an incentive stock option to the maximum extent possible under applicable law. This restricted stock unit grant will be made pursuant to an individual equity award agreement containing terms substantially similar to Caliper's 1999 Equity Incentive Plan. In addition, if a vesting date for the restricted stock unit award would occur on a date on which you cannot sell shares in the open market as a result of Caliper's stock trading policies, such shares that would otherwise vest on such date shall not vest on such date, but rather shall vest on the first date thereafter upon which you may sell stock in the open market not in violation of Caliper's stock trading policies.

With regard to benefits, you will receive all the employment benefits available to full time, regular exempt employees of Caliper. These benefits include medical, dental, vision, life,

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Thomas T. Higgins
November 30, 2004
Page 2

disability and travel accident insurance plans; voluntary supplemental insurance programs; accrual of fifteen (15) days of vacation and five (5) days of flex time starting in 2005; eleven paid holidays; and a 401(k) plan. Pam Duggan-Schueler, Sr. Director of Human Resources, will contact you directly to discuss these programs in more detail.

In addition, you will be eligible to participate in Caliper's Employee Stock Purchase Plan effective June 1, 2005.

In accordance with the Immigration Reform & Control Act of 1986, employment in the United States is conditional upon proof of eligibility to legally work in the United States. On your first day of employment, you will need to provide us with this proof. If you do not have these documents, please contact me prior to your first day of employment.

Your employment with Caliper is voluntarily entered into and you are free to resign at any time. Similarly, Caliper is free to conclude an employment relationship where it believes it is in its interest at any time. While we hope our relationship will be mutually beneficial, it should be recognized that neither you, nor we have entered into any contract of employment expressed or implied. Our relationship is and always will be one of voluntary employment "at will".

As an employee of Caliper you will have access to confidential information and you may, during the course of your employment, develop information or inventions that will be the property of Caliper. To protect the interests of Caliper, you will be required to sign the Company's Employee Agreement as a condition of your starting employment. We wish to impress upon you that we do not wish you to bring with you any confidential or proprietary material of any former employer or to violate any other obligations you may have to your former employer.

This offer letter is an offer of employment and is not intended and shall not be construed as a contract proposal or contract of employment. This written offer constitutes all conditions and agreements made on behalf of Caliper and supersedes any previous verbal commitments by the Company. No representative other than me has any authority to alter or add to any of the terms and conditions herein.

Tom, I would like for you to start your employment with Caliper Life Sciences, Inc. as soon as possible, but I do recognize that your starting date is dependent upon the date of the merger of V.I. Technologies, Inc. with Panacos. Ideally your start date with Caliper will not be later than January 20, 2005.

Please contact Pam Duggan-Schueler in our Human Resources Department or me to indicate your response to this offer. Upon your acceptance please sign and return the original letter while retaining the copy of this offer for your records. You may also send your signed copy to our confidential fax number, 508-497-2685, located in our Human Resources office.

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Thomas T. Higgins
November 30, 2004
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We believe we are far along in the process of assembling a "world class" team as well as a broad and deep technology and product portfolio. Your experience and talents will be a strong addition and all of us here at Caliper are looking forward to you joining us in building a preeminent company.

Regards,

E. Kevin Hrusovsky
President and CEO

Accepted By:            /s/Thomas T. Higgins             Date: 12/13/04
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                        Thomas T. Higgins

Anticipated Start Date  January 10, 2005